UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2026

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-CEN

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Bespoke Extracts, Inc.

Full Name of Registrant

Former Name if Applicable

12001 E. 33rd Avenue, Unit O.

Address of Principal Executive Office (Street and Number)

Aurora, CO, 80010

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III— NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company has not yet filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2025 or its Quarterly Report on Form 10-Q for the quarter ended March 31, 2026. The Company requires additional time to complete the preparation of the financial statements and related disclosures required to be included in those reports. The interim financial statements to be included in the Form 10-Q for the quarter ended June 30, 2026 include a balance sheet as of December 31, 2025 derived from the Company's audited financial statements for that year, and the Form 10-Q for the quarter ended March 31, 2026 is required to be filed first. Accordingly, the Company is unable to complete and file the Form 10-Q for the quarter ended June 30, 2026 until those reports have been completed. These conditions could not be eliminated without unreasonable effort or expense. The Company is working to complete and file all delinquent periodic reports as promptly as practicable and does not expect to file the Form 10-Q for the quarter ended June 30, 2026 within the five-calendar-day period provided by Rule 12b-25(b).

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Michael Feinsod	720	949-1143
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

Annual Report on Form 10-K for the fiscal year ended December 31, 2025
Quarterly Report on Form 10-Q for the quarter ended March 31, 2026

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company estimates that revenue for the quarter ended June 30, 2026, increased to approximately $505,000 from $390,553 for the quarter ended June 30, 2025. The increase is due to increased sales across its product lines. The foregoing estimate is preliminary, unaudited and subject to change upon completion of the Company's closing procedures and the preparation and review of its financial statements, and is not a guarantee of actual results. The Company is unable at this time to provide a reasonable estimate of its net loss for the quarter ended June 30, 2026 because the financial statements for the fiscal year ended December 31, 2025 and the quarter ended March 31, 2026 have not been completed, and its closing procedures and final review of operating expenses and related accruals for the quarter ended June 30, 2026 remain in process.

Bespoke Extracts, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 17, 2026	By:	/s/ Michael Feinsod
	Name: Title:	Michael Feinsod Chief Executive Officer and Chief Financial Officer

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